

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 21, 2008

Mr. Gerald Sullivan
Laureate Resources & Steel Industries Inc.
245 Park Avenue, 24th Floor
New York, NY 10167

      Re: **Laureate Resources & Steel Industries Inc.**
                Form 8-K, Item 4.02(a), filed July 11, 2008
                File No. **0-52781**

Dear Mr. Sullivan:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment(s).

<u>Form 8-K filed July 11, 2008</u>

1.   You state that Kingston Mines Ltd. concluded that the company's financial statements should be restated. Amend your filing to clarify who Kingston Mines Ltd. is and the role that this company has with regard to Laureate Resources and Steel Industries Inc. Indicate whether Laureate Resources also concluded that its financial statements should be restated.

2.   Amend your filing to indicate the accounts that will be affected by your restatement and the amount of the impact for each account in each period. Also explain in greater detail the nature of the restatement.

3.   We note that you intend to file restated financial statements. However you have not indicated how or when you intend to do so. Amend your filing to disclose how and when you intend to file restated financial statements.

4.   Tell us if your certifying officers have considered the effect on the adequacy of your disclosure controls and procedures and internal controls over financial reporting as of the end of the periods covered by the financial statements that you intend to restate in light of the material error you have disclosed, and as of the end of subsequent periods.

You should file an amendment to the Form 8-K in response to these comments on or before five business days from the date of this letter.

If you have any questions, please call Sandy Eisen at (202) 551-3864 or me at (202) 551-3461.

Sincerely,

Chris White
Branch Chief